

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

SEC FILE NUMBER
8-67528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Chicago Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 Route 22 Suite 208
(No. and Street)

Fox River Grove (City) IL (State) 60021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Knoop (847) 277-1718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegal, Marvin M.
(Name – *if individual, state last, first, middle name*)

3330 Old Glenview Rd. (Address) Wilmette (City) IL (State) 60091 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant PCAOB qualified x
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Steven E Knoop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Chicago Advisors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

February 25th 2010

Notary Public


OFFICIAL SEAL
STUART L BREITBERG
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/08/12

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Chicago Advisors, Inc.
Report on Examination
For the Twelve Months Ended
December 31, 2009

MARVIN M. SIEGEL CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
3330 OLD GLENVIEW ROAD SUITE # 7
WILMETTE, IL 60091
847-256-8355

Independent Auditor's Report

To the Board of Directors
Barrington, IL

I have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (An Illinois Corporation) as of December 31, 2009, and the related statements of income, changes in Financial Conditon and statement changes in stockholders equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Chicago Advisors, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-15 of the Securities and Exchange Commission. Such information had been sujected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

Chicago, IL
February 8, 2010

First Chicago Advisors, Inc.
Balance Sheet
As of December 31, 2009

ASSETS

Current Assets		
Cash in Checking		
Harris Bank	$ 10,000.00	
UBS Money Market	16,396.21	
Total Cash		$ 26,396.21
Fixed Assets		
Computer	3,886.74	
Acc Depr - Computer	(3,886.74)	
Equipment	2,466.57	
Acc Depr - Equipment	(2,466.57)	
Total Fixed Assets		-
TOTAL ASSETS		$ 26,396.21

LIABILITIES & EQUITY

Current Liabilities		
Accrued Payroll Taxes	$ 2,182.92	
Total Current Liabilities		$ 2,182.92
Equity		
Common Stock	1,000.00	
Additional Paid in Capital	70,000.00	
Retained Earnings	(46,786.71)	
TOTAL EQUITY		24,213.29
TOTAL LIABILITIES AND EQUITY		$ 26,396.21

See Accountants Audit Report

First Chicago Advisors, Inc.
Statement of Income
As of December 31, 2009

INCOME		
Revenue		$ 121,500.00
EXPENSES:		
Advertising and Marketing	$ 14,002.25	
Auto Expenses	9,766.51	
Bank Charges	150.00	
Contributions	750.00	
Computer Expenses	1,285.06	
Dues & Subscriptions	4,629.70	
Employee Benefits	3,149.73	
Filing Fees	1,465.75	
Insurance	1,551.58	
Legal & Professional	77,869.57	
Meals & Entertainment	2,729.50	
Miscellaneous	612.01	
Office Supplies	1,036.84	
Officer Salary	46,703.99	
Other Salaries	18,000.00	
Payroll Tax Expense	4,033.05	
Postage	281.19	
Printing Expense	318.47	
Rent	11,277.00	
Telephone	5,423.15	
Travel	10,729.03	
Utilities	956.04	
Total Expenses		$ 216,720.42
Net Operating Loss		95,220.42
Interest Income	131.59	
Total Other Income		131.59
Net Loss for the Period		$ 95,088.83

See Accountants Audit Report

First Chicago Advisors, Inc.
Statement of Changes in Finanical Condition
Year Ended December 31, 2009

Sources of Cash Flow

Loss Year Ended December 31, 2009		$	(95,088.83)
Increase in Paid in Capital	70,000.00		
Decrease in Accounts Receivable	6,421.09		
			76,421.09
Total Sources of Cash Flow			(18,667.74)

Uses of Cash Flow

Decrease in Accrued Expenses	72,528.20		
Total Uses of Cash Flow			72,528.20
Net Decrease in Cash Flow			91,195.94
Beginning Cash January 1, 2009			117,592.25
Ending Cash December 31, 2009			26,396.31

See Accountants Audit Report

First Chicago Advisors, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2009

Stockholders' Equity January 1, 2009	$	49,302.12
Increase in Paid in Capital		70,000.00
Loss Year End December 31, 2009		(95,088.83)
Stockholders' Equity December 31, 2009	$	24,213.29

See Accountants Audit Report

First Chicago Advisors, Inc.
Reconciliation of Unaudited to Audit Statements of Finiancial Condition
Year Ended December 31, 2009

For the year ended December 31, 2009, there is no reconciliation needed between the audited and unaudited Statements of Financial Condition.

See Accountants Audit Report

Marvin M. Siegel CPA, P.C.
Certified Public Accountants
Old Glenview Road Suite # 7
Wilmette, IL 60091
(847) 256-8355

To the Board of Directors:

In planning and performing my audit of the financial statements of First Chicago Advisors, Inc. (the company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated inrule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rul 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governers of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objuectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or dispostion and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error of fraud mat occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *contol deficiency* exists when the design or operation of control does not allow management or employyees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiences in intenal control and control activities for safeguarding securities that I consider to be material weaknesses, are defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC's to be adequate for it's purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

Chicago, IL
February 8, 2010

Notes to Financial Statements
December 31, 2009

Note 1 **Organization and Nature of Business**

The Company was formed on January 18, 2005 as a Corporation under the laws of the State of Illinois Act.

The terms of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a non-clearing broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in July 2007.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Steve Knoop

Note 2 **Summary of Significant Accounting Policies**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accrual Basis of Accounting

The Company uses the Accrual Basis of Accounts.

Property and Equipment

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for income tax purposes. Generally, any taxable income of a Subchapter S Corporation flows through to the shareholder and is reported on personal income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

Note 3 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $ 5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital requirements of respectively. The net capital rule may effectively restrict the paymen shareholder capital withdrawals.

Note 4 **Employee Benefit Plan**

The Company maintains a Sep IRA Profit Sharing Plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years fo age, employed as a regular full-time employee and have completed 30 days of service.

Note 5 **Subsequent Events**

None

First Chicago Advisors, Inc.
Reconciliation of Computation of Net Capital
Under Rule 15c3-1 and the Most Recently Filed Focus Report
Dated January 27, 2010
For the Year Ended December 31, 2009

Net Capital, as reported on 1/27/09 Focus Report	$	24,128
Audit increase in Haircuts on Securities (Money Market Accounts)		(243)
Net Capital as reported in FYE 2008 Audit Report	$	23,885

See Accountants Audit Report

First Chicago Advisors, Inc.
32 Otis Road
Barrington, IL 60010

CRD # 143137

Net Capital Contribution as of December 31, 2009

Cash	$	10,000.00
Money Market Investments		16,396.21
Total Assets		26,396.21
Less: Total Liablilities		2,182.92
Net Worth		24,213.29
Tentative Net Capital		24,213.29
Less: Haircuts		
Money Market Account (2.0%)		327.92
Net Captial	$	23,885.37
Min. Net Capital Requirement		5,000.00
Excess Net Capital		18,885.37
Aggregate Indebtedness		2,182.92
AI/Net Capital		0.091



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: First Chicago Advisors, Inc.

Address: 960 Route 22
Suite 205
Fox River Grove, IL 60021

Telephone:
(847) 277-1718

SEC Registration Number:
8-67528

FINRA Registration Number:
143137

(ii) Accounting Firm

Name: Marvin M. Siegel CPA

Address: 3330 Old Glenview Rd. Suite 7
Wilmette, IL 60091

Telephone: (847) 256-8355

Accountant's State Registration Number:
060005518

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
December	31	2009

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: 

Name: STEVEN E. KNOOP

(By Firm's FINOP or President)

Title: President AND FINOP Date: 2/22/10

1666 K Street, N.W.
Washington, DC 20006
Telephone: (202) 207-9100
Facsimile: (202) 862-8430
www.pcaobus.org

Registrant	*City*	*State*	*Country*
MACKAY LLP	VANCOUVER		Canada
MACSO LEGATE CONSULTORES LTDA.	SAO PAULO		Brazil, Federative Republic of
Maddock, Henson & Haberstroh, PC	St Louis	Missouri	United States of America
Madsen & Associates CPAs, Inc.	Murray	Utah	United States of America
Maggart & Associates, P.C.	Nashville	Tennessee	United States of America
MAGNUSON, MCHUGH & COMPANY, P.A.	COEUR D ALENE	Idaho	United States of America
Mah & Associates, LLP	San Francisco	California	United States of America
MAHONEY SABOL & COMPANY, LLP	HARTFORD	Connecticut	United States of America
Maidment Judd	Harpenden		United Kingdom of Great Britain & N. Ireland
Maillie, Falconiero & Company, LLP	Mont Clare	Pennsylvania	United States of America
Mainor Audit ja Partnerid OU	Tallinn		Estonia
Malcolm L. Pollard,Inc.	Erie	Pennsylvania	United States of America
Malcolm M. Dienes, L.L.C.	New Orleans	Louisiana	United States of America
Malenfant Dallaire, CA, L.L.P.	Québec		Canada
Malin, Bergquist & Company, LLP	Erie	Pennsylvania	United States of America
MALLAH FURMAN	MIAMI	Florida	United States of America
Malloy, Lynch, Bienvenue, LLP	Brewster	Massachusetts	United States of America
MaloneBailey, LLP	Houston	Texas	United States of America
Maloney Novotny LLC	Cleveland	Ohio	United States of America
Manabat Delgado Amper & Co.	Makati		Philippines, Republic of the
Mancera SC	Mexico City		Mexico, United Mexican States
Mandel, Fekete & Bloom, CPAs	Jersey City	New Jersey	United States of America
Maner, Costerisan & Ellis, P.C.	Lansing	Michigan	United States of America
Manning & Associates CPA's LLC	Dayton	Ohio	United States of America
Manning Elliott LLP	Vancouver		Canada
MANSPERGER PATTERSON & MCMULLIN, PLC	TEMPE	Arizona	United States of America
Mantyla McReynolds, LLC.	Salt Lake City	Utah	United States of America
Mao & Company CPAs, Inc.	Huntington Beach	California	United States of America
Marc, James and Associates, PC	Highlands Ranch	Colorado	United States of America
MARCELO DE LOS SANTOS Y CIA, S.C.	SAN LUIS POTOSI		Mexico, United Mexican States
Marcia Fritz & Company, Certified Public Accountants	Citrus Heights	California	United States of America
Marcum LLP	Woodbury	New York	United States of America
Margolies, Fink and Wichrowski	Pompano Beach	Florida	United States of America
Margolin, Winer & Evens LLP	Garden City	New York	United States of America
MARGOLIS & COMPANY P.C.	BALA CYNWYD	Pennsylvania	United States of America
Mark Bailey & Company, CPA's, Ltd.	Reno	Nevada	United States of America
Mark Turbyfill, CPA, CFP(R), RFC, PLLC	Broadlands	Virginia	United States of America
Markarian & Meehan, Ltd., CPAs	Wakefield	Rhode Island	United States of America
Markhams Auckland Audit	Auckland		New Zealand
Marks Paneth & Shron LLP	New York	New York	United States of America
Marmann & Associates, P.C.	Sheffield	Alabama	United States of America
Marty R. Chenault CPA	Houston	Texas	United States of America
MARVIN M SIEGEL CPA, PC	WILMETTE	Illinois	United States of America
MasDell Audit & Consulting Ltd.	Beijing		China, People's Republic of
Masotti & Masotti, LLC	Stamford	Connecticut	United States of America
Massey & Massey Accountancy, LLP	Folsom	California	United States of America
Mauldin and Jenkins Certified Public Accountants, LLC	Marietta	Georgia	United States of America
Maurice F. Wallace, CPA	Easton	Maryland	United States of America
Maurice J. Carron	San Francisco	California	United States of America
Mayer Hoffman McCann P.C.	Leawood	Kansas	United States of America
MAYER RISPLER & COMPANY P.C.	BROOKLYN	New York	United States of America
Mazars	Paris		France, French Republic
MAZARS	Kuala Lumpur		Malaysia
MAZARS AUDITORES, S.L.P.	BARCELONA		Spain, Spanish State
Mazars CPA Limited	Hong Kong		Hong Kong, Special Administrative Region of China
MAZARS GmbH	Frankfurt		Germany

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067528 FINRA DEC
FIRST CHICAGO ADVISORS INC 14*14
32 OTIS RD
BARRINGTON IL 60010-5120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STEVE KNOOP (847)277-1718

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/17/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Chicago Advisors Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 22 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending __________, 20__ Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 121,500

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

See Attached Engagement Letter – Consulting Revenue paid on hourly basis — $ 121,500

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 121,500

2d. SIPC Net Operating Revenues — $ 0

2e. General Assessment @ .0025 — $ 150

(to page 1 but not less than $150 minimum)